1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 744 7532 Fax

May 18, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Ken Ellington

Re:                             Managed High Yield Plus Fund Inc. (File No. 811-08765)

PACE® Select Advisors Trust (File No. 811-08764)

UBS Investment Trust (File No. 811-06292)

UBS Series Funds (formerly, UBS Money Series) (File No. 811-08767)

Master Trust (File No. 811-22078)

(each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Ellington:

This letter responds to comments that you provided to Stephen Cohen and Philip Hinkle of Dechert LLP in a telephonic discussion on April 19, 2018, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants and their series (each, a “Fund” and collectively, the “Funds”) relating to the fiscal years ended on April 30, 2017, May 31, 2017, July 31, 2017 and August, 31, 2017. We have summarized the comments below, followed by the Registrants’ responses.

UBS Select Prime Capital Fund, UBS Select Tax-Free Capital Fund and Managed High Yield Plus Fund Inc.

1.              Comment:             If these Funds are no longer operating, please designate the Funds as inactive on EDGAR. With respect to Managed High Yield Plus Fund Inc., please confirm the Fund will be making a Form N-8F filing.

Response:                The Registrants confirm that these Funds will be marked as such on EDGAR and that Managed High Yield Plus Fund Inc. will be making a Form N-8F filing.

UBS Investment Trust

2.              Comment:             Please submit any future shareholder reports on the most updated version of Form N-CSR.(1)

Response:                The Registrant confirms that future shareholder reports will be filed on the updated version of Form N-CSR.

General Comments Applicable to All Funds (as Applicable)

3.              Comment:             In each Fund’s Portfolio of Investments in future shareholder reports, if applicable, please disclose (i) the interest rate associated with each Fund holding in preferred stock, (ii) the expiration date of any Fund holding in rights, and (iii) the total dollar amount and percentage of each Fund holding in portfolio securities classified as (a) illiquid securities and (b) Rule 144A securities.

Response:  Below please find responses to items (i) — (iii) noted above:

(i) Each Registrant confirms that, to the extent applicable, for Fund holdings in preferred stock for which the associated interest rate is identifiable using reasonable efforts, the Registrant has disclosed such rates in the Portfolio of Investments in its most recent shareholder report and will continue to do so on a going-forward basis.

(ii) Each Registrant confirms that, to the extent applicable, for Fund holdings in rights for which an expiration date is identifiable using reasonable efforts, the Registrant has disclosed such expiration dates in the Portfolio of Investments in its most recent shareholder report and will continue to do so on a going-forward basis.

(iii) Each Registrant confirms that, to the extent applicable, it has disclosed the percentage and total dollar amount of Fund holdings in illiquid securities and Rule 144A securities in its most recent shareholder report and will continue to do so on a going-forward basis.

PACE® Intermediate Fixed Income Investments

4.              Comment:             The Portfolio of Investments for the Fund states that “Investments sold short” represented 16.93% of the Fund’s net assets as of July 31, 2017. Please ensure adequate disclosure related to these investments is included in the principal investment strategies and principal risks sections of the Fund’s Prospectus.

(1)         See Investment Company Reporting Modernization Frequently Asked Questions, Division of Investment Management (Updated April 10, 2018) at the response to question 2.

Response:                The Registrant notes that the investments listed under the heading “Investments sold short” are short positions in TBAs, including short positions that were entered as components of TBA “roll” transactions, and that the Fund’s Prospectus includes principal investment strategy and risk disclosure relating to TBAs generally and TBA roll transactions.

PACE® Global Fixed Income Investments

5.              Comment:             In the Fund’s Portfolio of Investments, the securities listed under the heading “Long-term global debt securities” include the Fund’s holdings in both corporate debt securities and debt securities issued by the U.S. Treasury and by foreign sovereign entities. In future shareholder reports, please categorize corporate fixed income securities and government securities as separate types of investments as described in Regulation S-X.(2)

Response:  The Registrant will incorporate this comment on a going-forward basis.

6.              Comment:             Please confirm compliance with Rule 19a-1 under the Investment Company Act of 1940 (the “1940 Act”) regarding return of capital disclosures.

Response:  The Registrant confirms that the Fund has complied with Rule 19a-1 under the 1940 Act. The Registrant respectfully notes that, at the time of each monthly distribution, the Registrant distributes what is constituted to be book income only. Accordingly, the Registrant did not include return of capital disclosures with the applicable distribution statements. However, in certain periods the Registrant may subsequently discover that certain amounts of the distributions during the applicable period should be re-characterized as return of capital based on an analysis of the Fund’s taxable earnings and profits after the close of the fiscal year end. The Registrant notes that such re-characterization can occur retroactively within the current calendar year of the Fund’s fiscal year (i.e., January 2017-July 2017) given the provisions in the applicable Federal regulations. In such event, the re-characterized dividends will be reported on each shareholder’s Form 1099 for the applicable calendar year.

UBS U.S. Allocation Fund

7.              Comment:             In the Statement of Assets and Liabilities, please disclose any open payables to the Fund’s trustees at the end of the fiscal period.

Response:  The Registrant confirms that any open payables to the Fund’s trustees at the end of the fiscal period were immaterial and, accordingly, were not disclosed. The Registrant confirms that it will disclose any material amounts of open payables to the Fund’s trustees at the end of each fiscal period on a going-forward basis.

(2)         See 12 C.F.R. § 210.12-12, n.2.

PACE® Global Real Estate Securities Investments

8.              Comment:             The Fund appears to invest significantly in real estate investment trusts (“REITs”). Please disclose under the “Organization and Significant Accounting Policies” section of the Notes to Financial Statements how distributions from REITs that are made from income compared to return of capital.

Response:  The Registrant will incorporate this comment on a going-forward basis.

PACE® Select Advisors Trust

9.              Comment:             In the “Investment Management and Administration Fees and Other Transactions with Affiliates” section of the Notes to Financial Statements, for all Funds except PACE® Government Money Market Investments, please describe fee arrangements with the Fund’s sub-advisor(s).

Response:  The Registrant and UBS Asset Management (Americas) Inc., the Funds’ manager (“UBS AM”), operate under a manager-of-managers exemptive order from the SEC(3) that permits the Registrant to disclose aggregate, rather than individual, sub-advisory fees in its registration statement. As such, we respectfully decline to make the requested changes in the Notes to Financial Statements.

PACE® Select Advisors Trust and UBS Investment Trust

10.       Comment:             In the section “Investment Management and Administration Fees and Other Transactions with Affiliates” section of the Notes to Financial Statements, the Registrants disclose that repayments to UBS AM for waived investment management and administration fees/reimbursed operating expenses will be made during a three-year period following the Funds’ fiscal year end, as opposed to a three-year period following the date such fees were waived or expenses were reimbursed. Please confirm that (i) UBS AM has performed a review under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”) and determined it is not necessary to disclose a related liability, and (ii) that the Funds’ auditor has reviewed disclosure related to the fee waiver/expense reimbursement arrangements.

Response:  The Registrants confirm that (i) a FAS 5 review has been performed and it has been determined that disclosure of a liability is not necessary, and (ii) that the Funds’ auditor

(3)         In the Matter of PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Order Under Section 6(c) of the Investment Company Act of 1940 Granting an Exemption from Section 15(a) of the Act and Rule 18f-2 Under the Act and Certain Disclosure Requirements; SEC Rel. No. IC-30241 (Oct. 23, 2012).

has reviewed disclosure related to the fee waiver/expense reimbursement arrangements during its annual audits of the Funds. The Registrants respectfully decline to disclose that repayments to UBS AM for waived investment management and administration fees/reimbursed operating expenses will be made during a three-year period following the date such fees were waived or expenses were reimbursed, as opposed to a three-year period following the Funds’ fiscal year end. The Registrants note that there is no relevant accounting guidance which specifically requires repayment of waived fees/reimbursed expenses on such a basis and that the current disclosure conforms to the contractual provisions of the Funds’ fee waiver and expense reimbursement agreements.

UBS Series Funds

11.       Comment:             In the “Federal Tax Status” section of the Notes to Financial Statements the disclosure on the tax character of distributions paid includes percentages but not dollar amounts.  Please also disclose dollar amounts of each type of distribution.

Response:  The Registrant confirms it will disclose dollar amounts of each type of distribution on a going-forward basis.

PACE® Strategic Fixed Income Investments

12.       Comment:  The Financial Highlights discloses a ratio of “expenses after fee waivers and/or expense reimbursements/recoupments, excluding interest expense” to average net assets for each class. Please delete this ratio or disclose the ratio in a footnote, as this disclosure is not required.

Response:  The Registrant respectfully declines to make the requested change. The Registrant notes that there is no specific regulatory prohibition against disclosing this ratio and, believes this disclosure is useful to investors because it discloses a ratio that is closely tied to the Fund’s expense cap for each class, given that such expense items are not subject to the expense cap.

PACE® Large Co Value Equity Investments, PACE® International Equity Investments and PACE® Alternative Strategies Investments

13.       Comment:  The Financial Highlights discloses a ratio of “expenses after fee waivers and/or expense reimbursements/recoupments, excluding dividend expense, interest expense and other borrowing costs for investments sold short” to average net assets for each class. Please delete this ratio or disclose the ratio in a footnote, as this disclosure is not required.

Response:  The Registrant respectfully declines to make the requested change. The Registrant notes that there is no specific regulatory prohibition against disclosing this ratio and, believes this disclosure is useful to investors because it discloses a ratio that is closely tied to the Fund’s expense cap for each class, given that such expense items are not subject to the expense cap.

*                *                *

Should you have any questions or comments, please contact the undersigned at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:                                William MacGregor, Keith A. Weller and Eric Sanders — UBS AM

Stephen H. Bier and Stephen T. Cohen — Dechert LLP